BARRICK GOLD CORPORATION
Barrick Reaches Agreement to Acquire Placer Dome
December 22, 2005
Filed by Barrick Gold Corporation
This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended.
Subject company: Placer Dome Inc.
Commission File Number: 333-129643
Date: December 27, 2005

Delivering Value Together…
From Assets, People &
Projects
Delivering Value Together…
From Assets, People &
Projects
December 22, 2005

FORWARD LOOKING STATEMENTS
Certain information included in this presentation, including any information as to our future financial or operating performance and other statements that express management's expectations or estimates of future performance, constitute "forward-looking statements." The words "expect", "will", “intend”, “estimate” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of Barrick to be materially different from the Company's estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: changes in the worldwide price of gold or certain other commodities (such as fuel and electricity) and currencies; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; the speculative nature of gold exploration and development, including the risks of diminishing quantities or grades of reserves; and the risks involved in the exploration, development and mining business. These factors are discussed in greater detail in the Company’s most recent Form
40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities.
The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.
ADDITIONAL DISCLOSURE
On November 10, 2005, Barrick filed with the U.S. Securities and Exchange Commission a Registration Statement
which includes Barrick’s offer and take-over bid circular.  Investors and security holders are urged to read the offer and take-over bid circular, regarding the proposed business combination transaction because they contain important information. The offer and take-over bid circular have been sent to shareholders of Placer Dome Inc.  Investors may obtain a free copy of the offer and take-over bid circular  and other documents filed by Barrick with the SEC at the
SEC’s website at www.sec.gov.  The offer and take-over bid circular and these other documents may also be obtained free of charge by directing a request to Barrick’s media or investor relations departments.
Important Information

*
Placer Dome Agrees to Friendly Transaction
With Barrick
▪
Barrick announces revised share and cash offer
for Placer Dome Inc. at value of US$10.4B
▪
Placer Dome’s Board of Directors unanimously
recommends acceptance of Barrick’s revised
offer
▪
Build the world’s best gold mining company
–
Strengthen our competitive advantage
–
Deliver value from our combined assets

BARRICK

Offer Price	$22.50 per Placer Dome share in cash or 0.8269 Barrick shares + $0.05 per share in cash
	- Maximum cash $1.344 billion
	- Maximum Barrick shares 333 million
	Assuming full pro ration $2.91 per share in cash and 0.7216 Barrick shares
Structure	Minimum 2/3 tender condition
Expiry Date	January 19, 2006

Support agreement with Placer Dome

(1) All amounts in US dollars

*
Transaction Summary(1)

*
Acquisition Rationale
▪
Barrick will have the strength, breadth and scale to more
effectively deal with industry issues
▪
Accretive to NAV immediately, and to earnings per share and
cash flow per share in 2007*
▪
Increases gold reserves, resources and production per
Barrick share
▪
Consolidates gold industry’s unrivalled suite of projects
and prospective exploration properties
▪
Financial strength and proven development capabilities
▪
Anticipated transaction synergies of approximately
$200 million per year
* based on external estimates

*
Integration Planning Under Way
▪
Global integration teams created
▪
90 Day action plans developed
–
Synergies and business integration
–
People integration plans
–
Includes measures to ensure business
continuity
▪
Leverage regional structure to execute
▪
Next steps – validating these plans with Placer Dome
management and acting quickly to deliver results

BARRICK

Turquoise Ridge
Goldstrike
Marigold
Cortez Hills
Cortez
Bald Mountain
East Archimedes
NEVADA
Round Mountain
North Mara
TANZANIA
Kabanga
Tulawaka
Bulyanhulu
Buzwagi
Plutonic
WESTERN AUSTRALIA
Lawlers
Darlot
Granny Smith
Kalgoorlie West
Kalgoorlie
Zaldivar 200km
Cerro Casale
CHILE
ARGENTINA
Pascua-Lama
Veladero

*
Donlin Creek
Eskay Creek
Hemlo
Golden
Sunlight
Lagunas Norte
Pierina
Pueblo Viejo
South Deeps
Henty
Osborne
Porgera
Cowal
Placer
Dome
Mines
Barrick
Mines
Projects
Projects
Value Creation for Shareholders

*
Buzwagi
ABX Exploration Pipeline
Cortez Hills
Cowal
Tulawaka
East Archimedes
Lagunas Norte
Veladero
Beyond 2009
2009
2008
2007
2006
2005
Pueblo Viejo
Barrick
Placer Dome
Donlin Creek
Kabanga
Pascua-Lama
Value Creation for Shareholders
Unrivalled pipeline of projects

*
(1) Pro forma totals adjusted for sale of assets to Goldcorp.
(2) Company 2004 Annual Reports, adjusted for 2005 updates.
Value Creation for Shareholders
Pro forma Barrick (1)
▪
P&P Gold reserves: 150 million ounces (2)
▪
Largest unhedged reserves in the industry
▪
2005:  8.3-8.4 million ounces produced at
$245-$250/oz.
▪
2005 EBITDA: ~$1 billion
▪
Cash position: $2.4 billion; net debt: $0.7 billion
▪
Market capitalization: $24.5 billion

*
▪
Strength, breadth and scale to capitalize on industry
opportunities
▪
Ability to extract significant synergies through past
experience and Regional Business Unit structure
▪
Established track record in construction of eight
major development projects in last ten years
▪
Operations excellence as the lowest cost senior gold
producer
▪
World-class exploration team with successful track
record
Value Creation for Shareholders
Proven management capability to acquire,
integrate and optimize value of combined assets

Delivering Value Together…
From Assets, People &
Projects
Delivering Value Together…
From Assets, People &
Projects
December 22, 2005